BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE FISCAL COUNCIL
OF MAY 5 2006

                      The Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., meeting on May 5 2006 at 5:00 p.m. at the company’s registered offices in the light of the resignation as of this date, of the President of the Fiscal Council, Dr. GUSTAVO JORGE LABOISSIERE LOYOLA, and pursuant to paragraph 2, article 2 of the Charter of the Fiscal Council, formalized the investiture of the respective alternate, Dr. JOSÉ MARCOS KONDER COMPARATO, in the position of incumbent member and President of this Fiscal Council, through the signature of these minutes. São Paulo-SP, May 5 2006. (signed) Iran Siqueira Lima, Fernando Alves de Almeida and José Marcos Konder Comparato.

ALFREDO EGYDIO SETUBAL Investor Relations Officer